SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                   (Mark one)
                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the calendar year December 31, 1998

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          Commission file number 1-5084


                        TASTY BAKING COMPANY THRIFT PLAN
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)


                              TASTY BAKING COMPANY
                            2801 Hunting Park Avenue
                        Philadelphia, Pennsylvania 19129
       (Name of issuer of the securities held pursuant to the Plan and the address of the principal executive offices of Tasty Baking Company)

                        TASTY BAKING COMPANY THRIFT PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



                                                                                                          Pages

Report of Independent Accountants                                                                             2


Financial Statements:

      Statements of Net Assets Available for Benefits
           as of December 31, 1998 and December 31, 1997                                                     3-4

      Statements of Changes in Net Assets  Available for Benefits for the fiscal years ended December 31, 1998,
           December 31, 1997 and December 31, 1996                                                           5-7

      Notes to Financial Statements                                                                         8-12


Supplemental Schedule:

      Assets Held for Investment Purposes at December 31, 1998                                             27(a)*



      * Refers to item numbers in Form 5500 (Annual Return/ Report of Employee Benefit Plan) for plan year ended December 31, 1998, which material is incorporated herein by reference.

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Thrift Plan Committee of the
Tasty Baking Company Board of Directors:



In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Tasty Baking Company Thrift Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three fiscal years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for benefits of each fund. The supplemental schedule and fund information are the responsibility of the Plan's management. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP

June 11, 1999

                        TASTY BAKING COMPANY THRIFT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                                December 31, 1998

                                                                                                   Total
                                                                              ---------------------------------------------------
                                                                                                                        Fair
                                                                                Shares             Cost                 Value
    Employer Contributions
        Tasty Baking Company, Common Stock                                     513,972         $ 4,774,450          $ 7,807,235

        PrimeSource Corporation, Common Stock                                  133,194           1,039,687              881,746
                                                                                              ------------         ------------

        Total                                                                                    5,814,137            8,688,981
                                                                                              ------------         ------------


    Employee Contributions
        Tasty Baking Company, Common Stock                                      25,335             209,115              384,768

        PrimeSource Corporation, Common Stock                                    8,329              74,221               55,178

        Segregated Stock Fund, Common Stock                                      1,039               9,027               16,383

        Capital Preservation Fund LaSalle
          National Trust, N.A., Collective Investment Trust                                      8,987,625            8,987,625

        Dreyfus Mutual Funds
           100% U.S. Treasury Intermediate Fund                             49,276.930             630,924              633,209
            Disciplined Stock Fund                                         113,391.851           2,793,358            4,264,996
            Growth & Income Fund                                            65,288.327           1,208,317            1,207,181
            New Leaders Fund                                                27,783.924           1,142,836            1,147,754
            S&P 500 Index Fund                                              50,526.348           1,272,216            1,879,003

        Loans to Participants                                                                    1,328,460            1,328,460
                                                                                              ------------         ------------


           Total Employee Contributions                                                         17,656,099           19,904,557
                                                                                              ------------         ------------



    Net assets available for benefits                                                         $ 23,470,236         $ 28,593,538
                                                                                              =============        ============

                 See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN

      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                          December 31, 1997

                                                                               Total
                                                        -----------------------------------------------------
                                                                                                Fair
                                                                Shares          Cost           Value

Employer Contributions

    Tasty Baking Company, Common Stock                          506,921     $ 4,426,498     $ 9,789,916

    PrimeSource Corporation, Common Stock                       144,477       1,137,097       1,444,763
                                                                            -----------     -----------

    Total                                                                     5,563,595      11,234,679
                                                                            -----------     -----------


Employee Contributions
    Tasty Baking Company, Common Stock                           30,176         229,710         582,774

    PrimeSource Corporation, Common Stock                        10,523          88,135         105,237

    Capital Preservation Fund LaSalle
      National Trust, N.A., Collective Investment Trust                       8,430,376       8,430,376

    Dreyfus Mutual Funds
       100% U.S. Treasury Intermediate Fund                  36,479.232         467,657         463,286
        Disciplined Stock Fund                              111,371.984       2,496,649       3,465,896
        Growth & Income Fund                                 50,755.736         944,420         893,301
        New Leaders Fund                                     23,471.825         950,157       1,040,976
        S&P 500 Index Fund                                   43,562.023         975,192       1,232,805

    Loans to Participants                                                     1,264,974       1,264,974
                                                                            -----------     -----------


       Total Employee Contributions                                          15,847,270      17,479,625
                                                                            -----------     -----------



Net assets available for benefits                                           $21,410,865     $28,714,304
                                                                            ===========     ===========


                 See accompanying notes to financial statements.

                                               TASTY BAKING COMPANY THRIFT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                                                    Employer Contributions               Employee Contributions
                                                                 --------------------------        -------------------------------
                                                                   TBC            PrimeSource            TBC           PrimeSource
                                                  Total        Common Stock      Common Stock      Common Stock       Common Stock
Additions:

     Investment income:
        Cash dividends                       $  1,133,478      $    240,944      $     24,779      $     15,228      $      1,697
        Interest                                  113,076               925                --                --                --
        Rollovers                                  13,680                --                --                --                --

     Intrafund transfers                               --            37,934           (36,265)           (4,070)           (1,951)

      Net appreciation ( depreciation)
         of investments                        (1,531,825)       (1,980,517)         (439,682)         (117,629)          (30,829)

     Contributions:
        Employer                                  363,287           363,287                --                --                --
        Participating employees                 1,690,964                --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------

     Total Additions                            1,782,660        (1,337,427)         (451,168)         (106,471)          (31,083)

Deductions:

     Distributions to participants              1,903,426           645,254           111,849            91,535            18,976

     Net loans to participants                         --                --                --                --                --
                                             ------------      ------------      ------------      ------------      ------------

     Total Deductions                           1,903,426           645,254           111,849            91,535            18,976

Net increase (decrease) in net assets
      available for plan benefits                (120,766)       (1,982,681)         (563,017)         (198,006)          (50,059)
                                             ------------      ------------      ------------      ------------      ------------

Net assets available for plan benefits :
     January 1, 1998                           28,714,304         9,789,916         1,444,763           582,774           105,237

     December 31, 1998                       $ 28,593,538      $  7,807,235      $    881,746      $    384,768      $     55,178
                                             ============      ============      ============      ============      ============




                                             --------------------------------------------------------------------------------
                                                                                     Dreyfus Funds
                                                 Capital                              Mutual Funds
                                                                 ------------------------------------------------------------
                                              Preservation       100% US      Disciplined        Growth &        New Leaders
                                                  Fund          Treasury      Stock Fund       Income Fund          Fund
Additions:

      Investment income:
          Cash dividends                     $   485,251      $    33,683     $   204,169      $    78,657      $    30,301
          Interest                                    --               --              --               --               --
          Rollovers                                   --               --              --               --               --

      Intrafund transfers                         51,783           15,825        (145,973)           7,687          (56,131)

       Net appreciation ( depreciation)
          of investments                             (79)           6,655         685,515           49,983          (85,901)

      Contributions:
          Employer                                    --               --              --               --               --
          Participating employees                612,434          147,309         320,543          210,579          213,240
                                             -----------      -----------     -----------      -----------      -----------

      Total Additions                          1,149,389          203,472       1,064,254          346,906          101,509

Deductions:

      Distributions to participants              606,054            3,685         253,970           51,878           13,929

      Net loans to participants                  (13,914)          29,864          11,184          (18,852)         (19,198)
                                             -----------      -----------     -----------      -----------      -----------

      Total Deductions                           592,140           33,549         265,154           33,026           (5,269)

Net increase (decrease) in net assets
      available for plan benefits                557,249          169,923         799,100          313,880          106,778
                                             -----------      -----------     -----------      -----------      -----------

Net assets available for plan benefits :
      January 1, 1998                          8,430,376          463,286       3,465,896          893,301        1,040,976

      December 31, 1998                      $ 8,987,625      $   633,209     $ 4,264,996      $ 1,207,181      $ 1,147,754
                                             ===========      ===========     ===========      ===========      ===========





                                                         Employee Contributions
                                             ------------------------------------------
                                             Dreyfus Funds
                                             Mutual Funds
                                             ------------
                                               S & P 500      Segregated         Loan
                                              Index Fund      Stock Fund       Balance
Additions:

      Investment income:
          Cash dividends                     $    18,175     $       594              --
          Interest                                    --              --     $   112,151
          Rollovers                                   --          13,680              --

      Intrafund transfers                        131,161              --              --

       Net appreciation ( depreciation)
          of investments                         373,906           6,753              --

      Contributions:
          Employer                                    --              --              --
          Participating employees                186,859              --              --
                                             -----------     -----------     -----------

      Total Additions                            710,101          21,027         112,151

Deductions:

      Distributions to participants               51,588           4,644          50,064

      Net loans to participants                   12,315              --          (1,399)
                                             -----------     -----------     -----------

      Total Deductions                            63,903           4,644          48,665

Net increase (decrease) in net assets
      available for plan benefits                646,198          16,383          63,486
                                             -----------     -----------     -----------

Net assets available for plan benefits :
      January 1, 1998                          1,232,805              --       1,264,974

      December 31, 1998                      $ 1,879,003     $    16,383     $ 1,328,460
                                             ===========     ===========     ===========

                          See accompanying notes to financial statements.

                                            TASTY BAKING COMPANY THRIFT PLAN
                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

                                                                       Employer Contributions
                                                                   ----------------------------
                                                                        TBC        PrimeSource
                                                       Total       Common Stock    Common Stock
Additions :

Investment income :
            Cash dividends                         $ 1,399,915     $   231,176     $    27,727
            Interest                                   107,607             853              --
            Rollover                                    50,000              --              --

       Intrafund transfers                                  --          27,727         (27,727)

       Net appreciation ( depreciation)
           of investments                            5,437,959       4,126,288         332,331


Contributions :
       Employer                                        355,206         355,206              --
       Participating employees                       1,633,593              --              --
                                                   -----------     -----------     -----------

     Total Additions                                 8,984,281       4,741,251         332,332


Deductions :

       Distributions to participants                 1,854,710         503,797         174,945

       Net loans to participants                            --              --              --
                                                   -----------     -----------     -----------

     Total Deductions                                1,854,710         503,797         174,945


Net increase (decrease) in net assets
      available for plan benefits                    7,129,571       4,237,454         157,387
                                                   -----------     -----------     -----------


Net assets available for plan benefits :

      January 1, 1997                               21,584,733       5,552,462       1,287,376

      December 31, 1997                            $28,714,304     $ 9,789,916     $ 1,444,763
                                                   ===========     ===========     ===========





                                                                                            Employee Contributions
                                                                            ---------------------------------------------------
                                                                                                       Dreyfus Funds
                                                                                Capital                 Mutual Funds
                                                                                               -------------------------------
                                                   TBC         PrimeSource    Preservation        100% US         Disciplined
                                              Common Stock    Common Stock        Fund           Treasury         Stock Fund
   Additions :

Investment income :
            Cash dividends                   $    14,916     $     2,091      $   479,105      $    25,228      $   358,905
            Interest                                  --              --               --               --               --
            Rollover                                  --              --               --           25,000               --

       Intrafund transfers                           206          (2,869)        (398,642)         (22,503)         133,410

       Net appreciation ( depreciation)
           of investments                        262,491          23,488               --            8,516          435,225


Contributions :
       Employer                                       --              --               --               --               --
       Participating employees                        --              --          660,415          137,729          290,321
                                             -----------     -----------      -----------      -----------      -----------

     Total Additions                             277,613          22,710          740,878          173,971        1,217,862


Deductions :

       Distributions to participants              75,287          16,756          590,016           61,746          186,894

       Net loans to participants                      --              --           27,918           (7,169)          32,571
                                             -----------     -----------      -----------      -----------      -----------

     Total Deductions                             75,287          16,756          617,934           54,578          219,465


Net increase (decrease) in net assets
      available for plan benefits                202,326           5,954          122,944          119,393          998,397
                                             -----------     -----------      -----------      -----------      -----------


Net assets available for plan benefits :

      January 1, 1997                            380,448          99,283        8,307,432          343,893        2,467,499

      December 31, 1997                      $   582,774     $   105,237      $ 8,430,376      $   463,286      $ 3,465,896
                                             ===========     ===========      ===========      ===========      ===========





                                                                    Employee Contributions
                                             ---------------------------------------------------------------
                                                            Dreyfus Funds
                                                            Mutual Funds
                                             -----------------------------------------------
                                              Growth &       New Leaders        S & P 500          Loan
                                             Income Fund          Fund          Index Fund        Balance
   Additions :

Investment income :
            Cash dividends                   $   150,644      $    78,314      $    31,810              --
            Interest                                  --               --               --     $   106,754
            Rollover                              25,000               --               --              --

       Intrafund transfers                         3,945           91,057          195,394              --

       Net appreciation ( depreciation)
           of investments                        (29,026)          75,038          203,607              --


Contributions :
       Employer                                       --               --               --              --
       Participating employees                   196,396          190,926          157,805              --
                                             -----------      -----------      -----------     -----------

     Total Additions                             346,959          435,335          588,616         106,754


Deductions :

       Distributions to participants             130,441           46,203            8,317          60,307

       Net loans to participants                  (1,946)          (7,034)          12,088         (56,428)
                                             -----------      -----------      -----------     -----------

     Total Deductions                            128,495           39,169           20,405           3,879


Net increase (decrease) in net assets
      available for plan benefits                218,465          396,166          568,211         102,874
                                             -----------      -----------      -----------     -----------


Net assets available for plan benefits :

      January 1, 1997                            674,836          644,810          664,594       1,162,100

      December 31, 1997                      $   893,301      $ 1,040,976      $ 1,232,805     $ 1,264,974
                                             ===========      ===========      ===========     ===========

                       See accompanying notes to financial statements.

                                               TASTY BAKING COMPANY THRIFT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                         FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                                                 Employer Contributions          Employee Contributions
                                                               -------------------------       --------------------------
                                                                  TBC         PrimeSource         TBC          PrimeSource
                                                  Total      Common Stock    Common Stock     Common Stock    Common Stock
   Additions :
    Investment income :
            Cash dividends                   $   632,619     $   214,812     $    30,491      $    15,420     $     2,339
            Interest                             588,637           8,482              --               --              --
            Other                                    977             977              --               --              --

       Intrafund transfers                            --          32,737         (30,491)           2,339          (2,339)

       Net appreciation (depreciation)
           of investments                      1,406,879         574,111         397,152           64,820          28,848


Contributions :
       Employer                                  369,131         369,131              --               --              --
       Participating employees                 1,604,460              --              --               --              --
                                             -----------     -----------     -----------      -----------     -----------

     Total Additions                           4,602,703       1,200,250         397,152           82,579          28,848


Deductions :

       Distributions to participants           1,062,754         273,453         129,812           51,778          11,608

       Net loans to participants                      --              --              --               --              --
                                             -----------     -----------     -----------      -----------     -----------

     Total Deductions                          1,062,754         273,453         129,812           51,778          11,608


Net increase (decrease) in net assets
      available for plan benefits              3,539,949         926,797         267,340           30,801          17,240
                                             -----------     -----------     -----------      -----------     -----------


Net assets available for plan benefits :

      January 1, 1996                         18,044,784       4,625,665       1,020,036          349,647          82,043

              Transfers                               --              --              --               --              --
                                             -----------     -----------     -----------      -----------     -----------

      December 31, 1996                      $21,584,733     $ 5,552,462     $ 1,287,376      $   380,448     $    99,283
                                             ===========     ===========     ===========      ===========     ===========

                                                                                          Employee Contributions
                                                             -----------------------------------------------------------------
                                                                                               Dreyfus Funds
                                               Guaranteed         Capital                       Mutual Funds
                                                                                  -----------------------------------------
                                               Investment      Preservation      100% US         Disciplined       Growth &
                                               Contracts           Fund          Treasury        Stock Fund      Income Fund

Additions :
 Investment income :
            Cash dividends                            --               --      $    16,853      $   184,781     $    93,708
            Interest                         $    62,020      $   423,631               --               --              --
            Other                                     --               --               --               --              --

       Intrafund transfers                            --         (564,643)          (7,148)          57,001         129,809

       Net appreciation ( depreciation)
           of investments                             --               --           (6,811)         299,655         (32,339)


Contributions :
       Employer                                       --               --               --               --              --
       Participating employees                        --          728,632          146,077          249,437         186,175
                                             -----------      -----------      -----------      -----------     -----------

     Total Additions                              62,020          587,620          148,971          790,874         377,353


Deductions :

       Distributions to participants                  --          433,562            4,764           86,435          10,894

       Net loans to participants                      --          164,968          (19,082)          18,937         (17,131)
                                             -----------      -----------      -----------      -----------     -----------

     Total Deductions                                 --          598,530          (14,318)         105,372          (6,237)


Net increase (decrease) in net assets
      available for plan benefits                 62,020          (10,910)         163,289          685,502         383,590
                                             -----------      -----------      -----------      -----------     -----------


Net assets available for plan benefits :

      January 1, 1996                          1,464,630        6,791,692          180,604        1,781,997         291,246

              Transfers                       (1,526,650)       1,526,650               --               --              --
                                             -----------      -----------      -----------      -----------     -----------

      December 31, 1996                      $        --      $ 8,307,432      $   343,893      $ 2,467,499     $   674,836
                                             ===========      ===========      ===========      ===========     ===========



                                                           Employee Contributions
                                                         -------------------------
                                                                Dreyfus Funds
                                                                 Mutual Funds
                                               ----------------------------------------------
                                                  New Leaders       S & P 500          Loan
                                                     Fund          Index Fund         Balance


Additions :
 Investment income :
            Cash dividends                         $ 44,722         $ 29,493               --
            Interest                                     --               --      $    94,504
            Other                                        --               --               --

       Intrafund transfers                          124,983          257,752               --

       Net appreciation (depreciation)
           of investments                            29,138           52,305               --


Contributions :
       Employer                                          --               --               --
       Participating employees                      175,097          119,042               --
                                                -----------      -----------      -----------

     Total Additions                                373,940          458,592           94,504


Deductions :

       Distributions to participants                 26,230              738           33,480

       Net loans to participants                    (21,428)            (279)        (125,985)
                                                -----------      -----------      -----------

     Total Deductions                                 4,802              459          (92,505)


Net increase (decrease) in net assets
      available for plan benefits                   369,138          458,133          187,009
                                                -----------      -----------      -----------


Net assets available for plan benefits :

      January 1, 1996                               275,672          206,461          975,091

              Transfers                                  --               --               --
                                                -----------      -----------      -----------

      December 31, 1996                         $   644,810      $   664,594      $ 1,162,100
                                                ===========      ===========      ===========

                 See accompanying notes to financial statements.

                        TASTY BAKING COMPANY THRIFT PLAN

                          NOTES TO FINANCIAL STATEMENTS


 1.     General Description of Plan:

        The Tasty Baking Company 401(k)/Thrift Plan (the Plan) is a defined contribution plan under which all employees of Tasty Baking Company who meet certain service requirements are eligible to participate.

        For allocations, benefits and vesting provisions as well as any other questions, Plan participants should refer to the Plan document.

        While Tasty Baking Company (TBC) has not expressed any intent to discontinue the Plan, it is free to do so at any time, subject to penalties set forth in the Employee Retirement Income Security Act of 1974 (ERISA). In the event such discontinuance resulted in the termination of the Plan, the net assets of the Plan would be distributed to Plan participants and beneficiaries in proportion to their respective account balances.

        Effective January 1, 1995, the Company amended the Plan by adopting an IRC Section 401(k) prototype plan sponsored by the Dreyfus Corporation (a trustee of the Plan). Under the Plan, as amended, the Company's contributions continued to be invested in TBC Company common stock while participants may choose from a selection of mutual fund options offered by the Dreyfus Corporation for their contributions. The investment in PrimeSource common stock resulted from a tax free dividend of two (2) shares of Phillips & Jacobs, Incorporated (P&J) common stock for every three (3) shares of TBC common stock when TBC spun off its wholly-owned subsidiary P&J. P&J later merged with Momentum Corporation to form PrimeSource Corporation.

        The Plan allows participants to obtain loans at a minimum amount of $500. In addition to other loan requirements, the unpaid balance from all loans outstanding to a participant from the Plan shall not exceed 50% of the vested balance of the participant's account or $50,000, whichever is less. Loans bear interest at amounts determined by the administrator. The rates at December 31, 1998 and 1997 were 8.75% and 9.50%, respectively. Loans are repayable in equal installments through payroll deductions and are collateralized by 50% of participant's vested account balance.

        Accounting Period:

        The Plan operates under a 52 week calendar year.

 2.     Summary of Significant Accounting Policies:

        Investment Valuation:

        Investments are stated at fair value. The value of common stock of Tasty Baking Company and PrimeSource Corporation is determined based upon the bid price of the stock on the NYSE and NASDAQ exchanges, respectively, on the last day of trading of the Plan year.

        The investment in Mutual Funds is represented by unit shares which are valued at each respective fund's net asset value as publicly reported by the fund's respective investment department. The Capital Preservation Fund, a money market fund, is reported at fair value, which is equivalent to cost.

        Contributions:

        Under the Plan, employee contributions may be made in an amount up to 15% of an employee's annual base salary. The Company's contribution
        (employer portion) is equal to an amount not to exceed the lesser of $450 or 100% of the contributions made by each employee. Employee contributions are accrued based on payroll deductions authorized by the employees.

        Payment of Benefits:

        Benefits are recorded when paid.

        Other:

        Purchases and sales of investments in Tasty Baking Company common stock, PrimeSource Corporation common stock, the Capital Preservation Fund and the Dreyfus Mutual Funds are reflected on a trade-date basis. Gains and losses realized are based principally on specific identification. Plan investments are sold to satisfy participant withdrawal requests and, therefore, resultant gains or losses are recorded as withdrawals are made.

        Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

        The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

        Use of Estimates:

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Risks and Uncertainties:

        The Plan provides for various investment options including a money market fund, Tasty Baking Company common stock and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      Investment Program:

        Effective January 1, 1995, the Company amended the Plan by adopting an IRC Section 401(k) prototype plan sponsored by the Dreyfus Corporation (a trustee of the Plan). Under the Plan, as amended, the Company's contributions continued to be invested in Tasty Baking Company common stock and participants may choose from a selection of investment options for their contributions. The investment alternatives include: Capital Preservation Fund, Dreyfus 100% U.S. Treasury Intermediate Term Fund, Dreyfus Disciplined Stock Fund, Dreyfus Growth and Income Fund, Inc.,
        Dreyfus New Leaders Fund, Inc. and Dreyfus S&P 500 Index Fund. The Segregated Stock Fund is used to clear trades of Tasty Baking Company and PrimeSource Corporation common stock and is not an investment alternative. Participants may change the investment mix of their ongoing and/or existing invested account balances as often as three (3) times each calendar quarter. They may sell any shares of Tasty Baking Company or PrimeSource Corporation stock in their employee account resulting from a participant elected fund option prior to 1995 and invest the proceeds in any other investment funds offered. In addition, participants may sell shares of PrimeSource Corporation stock invested in their employer account and then purchase Tasty Baking Company shares with the proceeds.

        The Plan had 980, 909 and 931 employee participants at December 31, 1998, December 31, 1997 and December 31, 1996, respectively. The number of employee participants under each investment program at December 31, 1998, December 31, 1997 and December 31, 1996 was as follows:

                                                                                       No. of Employees*
                                                                           1998              1997              1996
                                                                           ----------------------------------------
        Capital Preservation Fund                                            623              769               825
        100% U.S. Treasury Intermediate
         Term Fund                                                           208              228               229
        Disciplined Stock Fund                                               439              488               475
        Growth & Income Fund                                                 318              338               322
        New Leaders Fund                                                     307              312               286
        S&P 500 Index                                                        286              272               219

          *Employees may participate in more than one program.

 4.     Withdrawals:

        Participants who terminate from the Plan can elect to have distributed to them the full value in their respective accounts which includes their contributions (including supplemental contributions) and 100% of the employer contributions made on their behalf.

        Active participants may withdraw their monies saved up through 1987 once each quarter without cause. All monies saved may be withdrawn (pre-1987 funds first) at any time but only for a hardship withdrawal as defined by IRS regulations. Once an active participant has been a Plan participant for five years, company contributions can be withdrawn on any Plan year-end date. Receipt of monies by an active participant in this regard causes no interruption to employee contributions and company matching contributions are not penalized.

 5.     Contributions:

        The following is a schedule of employer and participating employee contributions:

                                                                               Tasty Baking
        Year Ended                                                               Company
        December 31, 1998
        Employer                                                                $  363,287
        Employee                                                                 1,690,964
                                                                                ----------
        Total                                                                   $2,054,251
                                                                                ==========

        December 31, 1997
        Employer                                                                $  355,206
        Employee                                                                 1,633,593
                                                                                ----------
        Total                                                                   $1,988,799
                                                                                ==========

        December 31, 1996
        Employer                                                                $  369,131
        Employee                                                                 1,604,460
                                                                                ----------
        Total                                                                   $1,973,591
                                                                                ==========

   6.   Federal Income Taxes:

        The United States Treasury Department determined on November 12, 1996 that the Plan, as amended and restated in effect from January 1, 1995, a non-standardized prototype profit sharing plan and trust sponsored by Dreyfus Corporation, constituted a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a).

        On the basis of the present laws and regulations, a participant is not subject to income taxes on contributions made by the Company or on any earnings credited to his account prior to distribution by the Trustee. If a participant, prior to termination of employment or attaining age 59 1/2, withdraws earnings on his savings, or if he withdraws stock purchased with contributions made by his employer, the amount of earnings on his savings and the then current market value of such stock and earnings thereon are taxable as ordinary income. In general, a lump sum distribution within one taxable year, upon attaining age 59 1/2 or termination of employment, will be ordinary income. Employees, upon attaining age 59 1/2, who have been Plan participants for at least five taxable years before the taxable year of a lump sum distribution can elect a 5-year or 10-year averaging method. Employees who have attained age 50 before 1986 and who receive a lump sum distribution can elect a 5-year or 10-year averaging method on the entire distribution, or they can elect capital gains treatment on the portion of the distrubution allocable to pre-1974 participation in the Plan.

        The unrealized apprciation in value of the Company's stock which is distributed as part of a lump sum distribution is not taxable at the time of the distribution, although an employee may elect out of this deferred treatment. The unrealized appreciation in value of the Company's stock is subject to tax when such securities are disposed of by the participants. A lump sum distribution received by an individual because of separation from service will not be subject to tax if property and cash received in excess of the individual's after-tax contributions to the Plan is transferred to a qualified individual retirement account or annuity, or a qualified employee's trust or annuity plan within 60 days.

                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR

                INVESTMENT PURPOSES AT DECEMBER 31, 1998 PURSUANT

                      TO ITEM 27(a) ANNUAL RETURN/REPORT OF

                         EMPLOYEE BENEFIT PLAN FORM 5500

                                                                                                      E.I.N. 23-1145880/PN 002
                                                                                                                          27(a)
                        TASTY BAKING COMPANY THRIFT PLAN
                       Assets Held for Investment Purposes
                               December 31, 1998

                                          c.  Description of Investment
                                              Including Maturity Date
b. Identity of Issue, Borrower,               Rate of Interest, Collateral,                                        Current
   Lessor or Similar Party                    Par of Maturity Value                    d.  Cost                 e. Value
   ---------------------------------          --------------------------------         ---------------            --------------
  *Tasty Baking Company                       Common Stock                               $ 4,983,565                $ 8,192,003
   PrimeSource Corporation                    Common Stock                                 1,113,908                    936,924
  *Segregated Stock Fund                      Common Stock                                     9,027                     16,383
                                                                                        ------------               ------------

                                               Subtotal - Common Stock                     6,106,500                  9,145,310
                                                                                        ------------               ------------
   Capital Preservation Fund, LaSalle         Collective Investment Fund                   8,987,625                  8,987,625
     National Trust, N.A.                                                               ------------               ------------

  *Dreyfus 100% U. S. Treasury
     Intermediate Term Fund                   Mutual Fund                                    630,924                    633,209

  *Dreyfus Disciplined Stock Fund             Mutual Fund                                  2,793,358                  4,264,996

  *Dreyfus Growth and Income Fund             Mutual Fund                                  1,208,317                  1,207,181

  *Dreyfus New Leaders Fund                   Mutual Fund                                  1,142,836                  1,147,754

  *Dreyfus S&P 500 Index Fund                 Mutual Fund                                  1,272,216                  1,879,003
                                                                                        ------------               ------------

                                               Subtotal - Mutual Funds                     7,047,651                  9,132,143
                                                                                        ------------               ------------
     *Loans to Participants                   8.75% - 10.00%                               1,328,460                  1,328,460
                                                                                        ------------               ------------

                                              Total                                     $ 23,470,236               $ 28,593,538
                                                                                        ============               ============



     *Party-In-Interest


                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee members who administer the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.





                                     TASTY BAKING COMPANY THRIFT PLAN




                                     BY  /s/ Carl S. Watts
                                         Carl S. Watts for the
                                         Administrative Committee





Date: